                                                Filed by Washington Mutual, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: Dime Bancorp, Inc.
                                                   Commission File No. 001-13094


                                                             Date: June 25, 2001

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Washington Mutual and Dime, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Washington Mutual's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual's and Dime's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Dime may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Dime may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Washington Mutual's and Dime's markets; (10) the concentration of Washington Mutual's operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Washington Mutual's and Dime's reports (such as Annual Reports on Form 10-
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                                                                               2

K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

        Washington Mutual cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Washington Mutual or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Washington Mutual does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Dime's stockholders for their consideration. Washington Mutual and Dime will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Washington Mutual, Investor Relations, 1201 Third Avenue WMT2140, Seattle, Washington 98101 (206-461-3187) or to Dime, Investor Relations, 589 Fifth Avenue, New York, New York 10017 (212-326-6170).

        Dime and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dime in connection with the merger. Information about the directors and executive officers of Dime and their ownership of Dime common stock is set forth in the proxy statement, dated March 10, 2001, for Dime's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

                                    *       *      *

THE FOLLOWING IS A COPY OF Q&A MATERIALS DISTRIBUTED TO DIME EMPLOYEES.

Q & A for Dime Bancorp Employees



What can you tell me about Washington Mutual?

Washington Mutual is a national financial services company that provides a diversified line of products and services to consumers and small-to-midsize businesses. The company is the
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nation's seventh-largest financial institution with $ 219.93 billion in assets as of March 31, 2001. For the first quarter of 2001, Washington Mutual reported record earnings of $641 million.

               Headquartered in Seattle where it was founded in 1889, Washington Mutual operates more than 2,300 consumer banking, mortgage lending, business banking, consumer finance and financial services offices throughout the nation. In the past 15 years, the company has successfully completed 28 acquisitions.

Washington Mutual's goal is to create two leading national franchises: one in banking and financial services and another in mortgage lending. Additionally, one of the company's key strategies is to grow its commercial portfolio in order to diversify over time its sources of revenue.

               Washington Mutual is the nation's No.1 mortgage originator and loan servicer and has more than 800,000 Internet banking customers. The company has been in the news recently for its successful launch of Occasio(TM), an entirely new concept in customer-friendly retail banking delivery, in its Las Vegas and Phoenix markets, also planned for the Atlanta market next year.

Money magazine said of WaMu's retail financial services strategy, "WaMu has turned superior customer service into a potent marketing tool." About its mortgage banking operations, Mortgage Banking magazine said, "Washington Mutual has what politicians like to call the 'big mo' - momentum."

Washington Mutual has been recognized by Fortune magazine as one of the best companies for minorities and one of the most admired companies in the mortgage-finance industry. It has also been named winner of the Best Customer Satisfaction Award for the financial services category by Satmetrix Systems and cited by the nationally known Catalyst Group and Working Woman magazine for its women in leadership and management.

Why did Washington Mutual choose The Dime?

The transaction will provide a platform for growth in the nation's top banking market and enhance WaMu's national leadership position in mortgage originations and servicing. Like Dime, Washington Mutual has built its successful business by serving as a customer-friendly alternative to the large commercial banks in its markets. The combination of Washington Mutual and The Dime is a perfect fit, tailor-made to deliver solid results to customers, communities and shareholders. The combined company will be well positioned to build upon The Dime's consumer and business banking track record in the greater New York area and to expand its mortgage lending activities nationally. In addition, the Dime's commercial banking business will accelerate WaMu's strategy to diversify its sources of revenue through business banking and specialty finance.

When will the merger be completed?
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The transaction is expected to close in first quarter 2002, subject to Dime
Bancorp shareholders' and banking regulators' approval. The integration should be completed during second quarter 2002.

Will The Dime's and NAMCo's names change?

Yes. However, while The Dime's and NAMCo's honored names will change, the company's legacy - commitment to customer service and to the middle-market consumer and to its communities - will continue.

What is Occasio(TM)?

Occasio(TM) is WaMu's new concept in customer-friendly retail banking delivery. It's aimed at revolutionizing the industry by eliminating teller windows and providing a concierge, a children's play area and many other retail-style amenities. The company has successfully launched Occasio(TM) branches in Las Vegas and Phoenix, and will introduce them to the Atlanta market next year.

               What will happen between now and the time the deal closes? May I contact my counterparts at Washington Mutual?

Please refrain from contacting your counterparts at Washington Mutual. Until the transaction closes, it will be business as usual for both companies. It is important for employees of both companies to continue to focus on their business goals and to take care of our customers.

How will The Dime be managed after the transaction closes?

The Dime's various units and divisions will join with Washington Mutual's respective groups. As the merger has just been announced, many decisions and details have yet to be been finalized.

Who will lead the integration team?

An experienced acquisitions team from Washington Mutual will work with The Dime management to coordinate the integration. Washington Mutual's Senior Executive Vice President of Corporate Services, Steve Freimuth, will lead the team. The Dime executive leading the integration team will be named shortly.

Many key managers from both companies will be asked to assist. Plans and progress will be communicated to employees of The Dime through Washington Mutual's merger newsletter, Connections, as well as Dime Express, Dime World video and other channels.

Will there be any branch or lending office consolidations?

There is no overlap between the retail banking distribution networks of Washington Mutual and The Dime, and there are no branch consolidations planned. In fact Washington Mutual plans to expand the Dime network going forward. There will be consolidation of lending offices within
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overlapping common markets and of corporate and administrative functions.
Eligible employees who are displaced will receive severance pay, outplacement assistance and priority consideration in applying for other jobs within the company.

When will employees learn the status of their positions?

The integration team will begin working soon on bringing the two companies together. While it is too early to know which specific positions will be affected, Washington Mutual and The Dime are committed to communicating this information as soon as it is known.

        What is The Dime's severance plan for employees displaced during a merger such as this?

Details of the severance plan will be communicated to all employees in the near future.

How will customers learn about this transaction?

Many customers will have learned of the transaction through the media, others will learn about it through communications sent by The Dime in the coming days and weeks. Each customer contact employee will receive a special Q&A shortly addressing customer concerns.

What should I say if contacted by the media?

As always, refer all calls from the media to Tom Ducca in the Public Relations Department at (212) 326-6962.

If I have any other questions, whom should I call?

You should feel free to ask any questions of your manager, your departmental manager, or your executive manager. While it will take time for some decisions to be made, we are committed to understanding your questions and keeping everyone informed on the progress of this important transaction.

Employees may also call an employee hotline specially set up to answer merger related questions at 888-Dime-HRD.

        Fast Facts about Washington Mutual

- The nation's seventh-largest financial services company, with $219.93 billion in assets as of March 31, 2001, and more than $93 billion in deposits.
-    Built its business by serving as an attractive alternative for middle-market consumers and small businesses to the large commercial banks in its markets. Known for Free Checking(TM) (no hidden fees) and national leadership in mortgage lending.
- More than 2,300 consumer banking, mortgage lending, business banking, consumer finance and financial services offices throughout the nation, serving more than six million customers nationwide.
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-    Headquartered in Seattle, Wash., with administrative offices in Costa Mesa,
     Northridge, Irvine and Stockton, Calif., in Lake Worth and Tampa Fla., in Vernon Hills, Ill., and in Houston, Tex.
- Financial centers (retail branches) in Arizona, California, Florida, Idaho, Nevada, Oregon, Texas, Utah and Washington.
- Business banking offices in California, Idaho, Oregon, Texas, Utah and Washington.
-    534 Consumer Finance offices serving 24 states.
- 396 mortgage lending offices serving 50 states and the District of Columbia.
- Loan Servicing centers in Northridge and Stockton, Calif., Pensacola Fla., Vernon Hills, Ill., Florence, S.C., Seattle, Wash. and Milwaukee, Wis.
-    Approximately 40,000 employees.
-    Common stock traded on the New York Stock Exchange (NYSE) under the symbol
     WM.
-    Market capitalization is approximately $34 billion.
- Recently in the news for successfully launching "Occasio," a new concept in customer-friendly retail banking, in the Las Vegas and Phoenix markets.
     Next launch planned for Atlanta, Ga.
-    No. 1 mortgage originator and No. 1 loan servicer in the nation.
-    Over 800,000 Internet banking customers.
- One of the best companies for minorities--Fortune magazine--and for women in leadership and management--Catalyst Group and Working Woman magazine.
- Winner of the Best Customer Satisfaction Award for the financial services category by Satmetrix Systems, a provider of customer experience management.
- One of the most admired companies in the mortgage finance industry--Fortune magazine.
-    For more information visit www.wamu.com


        In connection with the proposed merger, Washington Mutual will file a registration statement with the Securities and Exchange Commission containing a joint proxy statement/prospectus. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can be obtained, without charge, from Washington Mutual, Investor Relations, 1201 Third Avenue WMT2140, Seattle, Washington 98101 (206-461-3187) or Dime, Investor Relations, 589 Fifth Avenue, New York, New York 10017 (212-326-6170).

        Information about the participants in the proxy solicitation is set forth in Dime's proxy statement on Schedule 14A, as filed with the SEC on March 10, 2001, and will be available in the joint proxy/prospectus regarding the proposed merger contained in Washington Mutual's registration statement on Form S-4.
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        The information presented above may contain forward-looking statements.
Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Washington Mutual's and Dime's public reports filed with the SEC.

               *      *      *

THE FOLLOWING IS A COPY OF Q&A MATERIALS DISTRIBUTED TO WASHINGTON MUTUAL EMPLOYEES.

Q & A FOR WASHINGTON MUTUAL EMPLOYEES



Q1.   WHAT CAN YOU TELL ME ABOUT THE DIME?

A. New York based Dime Bancorp is a strong institution with more than $27 billion in assets and 7,300 employees. Through its banking subsidiary known as Dime Savings Bank of New York, it operates 123 financial centers in New York and New Jersey. Its lending subsidiary, North American Mortgage Co. (NAMCo), has 233 mortgage-lending offices in 40 states and a national mortgage servicing business. The Dime has $14 billion in deposits.

Q2.   WHY DID WASHINGTON MUTUAL CHOOSE THE DIME?

       A. The transaction will provide a platform for growth in the nation's top banking market and enhance WaMu's national leadership position in mortgage originations and servicing. Like Dime, Washington Mutual has built its successful business by serving as a customer-friendly alternative to the large commercial banks in its markets. The combination of Washington Mutual and The Dime is a perfect fit, tailor-made to deliver solid results to customers, communities and shareholders. The combined company will be well positioned to build upon The Dime's consumer and business banking track record in the greater New York area and to expand its mortgage lending activities nationally. In addition, the Dime's commercial banking business will support WaMu's strategy to diversify over time its sources of revenue through business banking and specialty finance.

Q3.   WHY EXPAND IN THE NEW YORK AREA?

A. With nearly $500 billion in deposits, the greater New York area offers a tremendous opportunity to grow our business. Dime's chief competitors in New York City are JP Morgan Chase, Citigroup, Bank of New York and HSBC. Experience shows that larger urban markets, especially those dominated by large commercial banks, respond enthusiastically to the different brand of banking that Washington Mutual has to offer.

Q4.   HOW WILL THE COMBINATION CHANGE WASHINGTON MUTUAL'S MARKET POSITION?

A. The combination of the two companies will form a terrific franchise. As a result of this transaction, Washington Mutual will acquire more than $14 billion in deposits. On the
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      mortgage lending side, NAMCo will take the company firmly into the No. 1 position as the nation's largest mortgage originator and the nation's largest loan servicer.

        Q5.    WHEN WILL THE TRANSACTION BE COMPLETED?

        A. The transaction is expected to close in the first quarter 2002, subject to Dime shareholders' and banking regulators' approval. The integration should be completed during the second quarter 2002.

        Q6.    WHAT WILL HAPPEN BETWEEN NOW AND THE CLOSE? MAY I CONTACT MY
        COUNTERPARTS AT THE DIME?

        A. Please refrain from contacting your counterparts at The Dime. Until the transaction closes, it will be business as usual for both companies. It is important for employees of both companies to continue to focus on their business goals and to keep their customers satisfied.

        Q7.    HOW WILL THE DIME BE MANAGED AFTER THE TRANSACTION CLOSES?

        A. The Dime's various units and divisions will join with Washington Mutual's respective groups. As the merger has just been announced, there are still many decisions and details yet to be finalized.

        Q8.    WHO WILL LEAD THE INTEGRATION TEAM?

        A. An experienced acquisitions team from Washington Mutual will work with The Dime management to coordinate the integration. Washington Mutual's Senior Executive Vice President of Corporate Services, Steve Freimuth, will lead the team. The Dime executive leading the integration team will be named shortly.

        Many key managers from both companies will be asked to assist. Plans and progress will be communicated to employees of The Dime through Washington Mutual's merger newsletter, Connections. WaMu employees will receive information though wamu.net e-stories, Coast to Coast, Premier Video and other ongoing regular WaMu communications vehicles.

        Q9.    WILL THERE BE ANY BRANCH OR LENDING OFFICE CONSOLIDATIONS?

        A. There is no overlap between the retail banking distribution networks of Washington Mutual and The Dime, and there are no branch consolidations planned. In fact, WaMu plans to expand the Dime branch network going forward. There will be consolidation of lending offices within overlapping common markets and of corporate and administrative functions. Eligible employees who are displaced will receive severance pay, outplacement assistance and priority consideration in applying for other jobs within the company.

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        Q10.   WHEN WILL DIME EMPLOYEES BE INFORMED ABOUT THE STATUS OF THEIR
POSITIONS?

        A. The integration team will begin working soon on bringing the two companies together. While it is too early to know which specific positions will be affected, Washington Mutual and The Dime are committed to communicating this information as soon as it is known.

        Q11.   HOW WILL CUSTOMERS LEARN ABOUT THIS TRANSACTION?

        A. Many customers will have learned of the transaction through the media, others will learn about it through communications sent by The Dime in the coming days and weeks. Each customer contact employee at The Dime will receive a special Q&A shortly addressing customer concerns.

        Q12.   WHAT SHOULD I SAY IF CONTACTED BY THE MEDIA?

A. As always, please refer calls from local, regional or national media to the Media Hotline at 1-800-228-WaMu (9268).

        Q14.   IF I HAVE QUESTIONS WHOM DO I CONTACT?

A. Feel free to ask questions of your manager. You may also direct questions to Sherry Eiswald of the acquisitions team or to Steve Freimuth.

        In connection with the proposed merger, Washington Mutual will file a registration statement with the Securities and Exchange Commission containing a joint proxy statement/prospectus. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can be obtained, without charge, from Washington Mutual, Investor Relations, 1201 Third Avenue WMT2140, Seattle, Washington 98101 (206-461-3187) or Dime, Investor Relations, 589 Fifth Avenue, New York, New York 10017 (212-326-6170).

        Information about the participants in the proxy solicitation is set forth in Dime's proxy statement on Schedule 14A, as filed with the SEC on March 10, 2001, and will be available in the joint proxy/prospectus regarding the proposed merger contained in Washington Mutual's registration statement on Form S-4.

        The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Washington Mutual's and Dime's public reports filed with the SEC.

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        *      *      *
THE FOLLOWING IS A COPY OF A NOTIFICATION RELATING TO THE MERGER DISTRIBUTED ON WASHINGTON MUTUAL'S INTRANET.

STORY FOR WAMU INTERNAL INTRANET:



WAMU TO ACQUIRE THE DIME


This morning Washington Mutual announced that it has agreed to acquire Dime Bancorp, headquartered in New York City, and its subsidiaries The Dime Savings Bank of New York, FSB, and North American Mortgage Company (NAMCo).

The transaction will provide a platform for growth in the nation's top banking market and enhance WaMu's national leadership position in mortgage origination and servicing. Known as "The Dime," Dime Bancorp operates 123 financial centers in the greater New York area and 233 mortgage origination offices in 40 states through its subsidiary North American Mortgage Co. (NAMCo). The Dime has assets of $27 billion.

"The combination of Washington Mutual and The Dime is tailor-made to deliver solid results to our customers, our communities and our shareholders," says Chairman Kerry Killinger. "It's a perfect fit."

The combined company will be positioned to build upon The Dime's consumer banking franchise in the greater New York area as well as NAMCo's nationwide mortgage origination and servicing operations. In addition, The Dime's commercial banking business supports WaMu's strategy to diversify, over time, its sources of revenue through business banking and specialty finance.

        Shared values

Founded in 1859 to serve those who saved in 10-cent increments, The Dime, like WaMu, has built its business by serving as an alternative to the large commercial banks in its markets. The company's tag line, "You're Worth More at the Dime," illustrates its philosophy of putting the customer first.

"With more than $500 billion in deposits, the greater New York market offers a terrific new market for our customer-friendly brand of consumer banking," says Deanna Oppenheimer, president of Banking and Financial Services. WaMu plans to introduce Occasio financial stores to the greater New York area, augmenting The Dime's franchise, she adds.

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        No. 1 spot

               Home Loans & Insurance Services will be the No. 1 mortgage originator in New York state when the transaction closes. In addition, "NAMCo's origination volume and servicing portfolio will cement WaMu's position as the nation's leading mortgage lender and largest loan servicer," says Craig Davis, president of Home Loans & Insurance Services. In addition, the acquisition will also make WaMu the No. 1 originator in the states of Rhode Island and Nevada.

The Dime's other lines of business include business banking, private banking, indirect auto lending, financial services, insurance and commercial real estate.

The transaction is expected to close in the first quarter 2002, pending approval by Dime Bancorp's shareholders and by regulators. Systems conversions should be complete by second quarter 2002.

Click here for an overview of the merger
Click here for employee Q&A
Click here for press release

        In connection with the proposed merger, Washington Mutual will file a registration statement with the Securities and Exchange Commission containing a joint proxy statement/prospectus. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can be obtained, without charge, from Washington Mutual, Investor Relations, 1201 Third Avenue WMT2140, Seattle, Washington 98101 (206-461-3187) or Dime, Investor Relations, 589 Fifth Avenue, New York, New York 10017 (212-326-6170).

        Information about the participants in the proxy solicitation is set forth in Dime's proxy statement on Schedule 14A, as filed with the SEC on March 10, 2001, and will be available in the joint proxy/prospectus regarding the proposed merger contained in Washington Mutual's registration statement on Form S-4.

        The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Washington Mutual's and Dime's public reports filed with the SEC.

        *      *      *
THE FOLLOWING IS A COPY OF A MEMO DISTRIBUTED TO DIME EMPLOYEES RELATING TO THE MERGER.

                               - MANAGEMENT MEMO -

To:     Dime Associates


                                                          From:  Larry Toal



                                                          Date:  June 25, 2001



I'm writing to tell you of exciting news. This morning we announced an agreement for Seattle-based Washington Mutual, to acquire our company. With assets totaling $219.93 billion (as of March 31, 2001), Washington Mutual is the country's largest thrift. Through this transaction, we will be creating one of the most attractive banking franchises in financial services today. By uniting two strong companies with highly complementary strengths, we will be creating tremendous value and opportunities for our employees, customers, shareholders and communities.

Washington Mutual is one of the fastest growing companies in financial services with a strong focus on customer service and community lending. Their rapidly growing leadership position in mortgage origination, when combined with our strong mortgage lending business, will create an unrivaled coast-to-coast franchise serving a majority of the country's most attractive and fastest growing markets. Similar to Dime, Washington Mutual has built its banking business by serving as an attractive alternative for consumers and small businesses to the larger commercial banks in its markets. It also shares many values with Dime, providing a common strong foundation for our new company. We both have a strong focus on satisfying customers, delivering quality and achieving sustainable and superior growth. And, we both share a deep commitment to our employees, customers and communities.

The combined company marks Washington Mutual's banking entrance into the Northeast and it will build upon Dime's consumer banking franchise in the greater New York area, as well as our nationwide mortgage origination and servicing operations. Together, we will have the resources to make the investments necessary to be a leader in financial services. Our focus will continue to be on growing and being the best in our business. While some job reductions may occur in areas of overlap, we anticipate that they will be mitigated by the combination of normal attrition at Dime coupled with Washington Mutual's anticipated company-wide growth and its customary practice of filling vacancies from within.

        Implementation planning will begin immediately. As it progresses, we will keep you fully informed. The new company will retain the Washington Mutual name. The attached communications materials, including a news release, Q&A and a Washington Mutual fact sheet, provide more details.

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        I am very excited about the tremendous potential of our new organization. We will be a powerful, growth-oriented company able to compete on a national level in the most attractive markets and businesses. By joining forces, we will have even greater opportunities to serve customers, grow professionally and personally, and continue to create value for shareholders.

        As we build a great new company together, I'm confident that the best is yet to come.

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In connection with the proposed merger, Washington Mutual will file a registration statement with the Securities and Exchange Commission containing a joint proxy statement/prospectus. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can be obtained, without charge, from Washington Mutual, Investor Relations, 1201 Third Avenue WMT2140, Seattle, Washington 98101 (206-461-3187) or Dime, Investor Relations, 589 Fifth Avenue, New York, New York 10017 (212-326-6170).

Information about the participants in the proxy solicitation is set forth in Dime's proxy statement on Schedule 14A, as filed with the SEC on March 10, 2001, and will be available in the joint proxy/prospectus regarding the proposed merger contained in Washington Mutual's registration statement on Form S-4.

The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially form those described in the forward-looking statements can be found in Washington Mutual's and Dime public reports filed with the SEC.